Exhibit 99.84

HIGHLANDER SILVER AND BEAR CREEK MINING COMPLETE BUSINESS COMBINATION

All monetary amounts are expressed in Canadian dollars, unless otherwise indicated.

Toronto, Ontario, February 26, 2026 – Highlander Silver Corp. (TSX: HSLV) (“Highlander Silver”) and Bear Creek Mining Corporation (TSXV: BCM) (OTCQX: BCEKF) (BVL: BCM) (“Bear Creek”) are pleased to announce the successful completion of the previously announced plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”) and the concurrent closing of the debt settlement agreements (the “Debt Settlement Agreements”) between Highlander Silver and each of Royal Gold, Inc., through its wholly-owned subsidiary, International Royalty Corporation, (“Royal Gold”) and Equinox Gold Corp. (“Equinox”).

Pursuant to the Arrangement, Highlander Silver acquired all of the issued and outstanding common shares of Bear Creek (the “Bear Creek Shares”) in exchange for 0.1175 common shares in the capital of Highlander Silver (the “Highlander Shares”) for each Bear Creek Share held immediately prior to the effective time of the Arrangement (the “Consideration”).

In connection with the closing of the Debt Settlement Agreements, Highlander Silver paid cash consideration in the amounts of US$6.2 million to Royal Gold and US$1.6 million to Equinox. Concurrently with the closing of the Arrangement and the Debt Settlement Agreements, Highlander Silver repaid the advance and outstanding interest owed to Wheaton Precious Metals International Ltd. (“Wheaton”) pursuant to the support agreement dated November 22, 2022, as amended, between Bear Creek and Wheaton.

As a result of the completion of the Arrangement, the Bear Creek Shares are expected to be delisted from the TSX Venture Exchange on or about March 2, 2026 (the “Delisting”). Bear Creek has notified OTC Markets Group and the Bolsa Valores de Lima (“BVL”) of its intent to voluntarily withdraw its securities from the OTCQX trading platform and the BVL exchange. In connection with the Delisting, Bear Creek will also submit an application to the applicable securities regulators to cease to be a reporting issuer and to terminate its public reporting obligations in Canada. Further details regarding the Arrangement are set out in Bear Creek’s management information circular dated January 16, 2026, 2026, (the “Circular”) a copy of which is available under Bear Creek’s issuer profile on SEDAR+ at www.sedarplus.ca.

Bear Creek Shareholders are reminded to review the Circular in respect of the procedure for receiving the Consideration for their Bear Creek Shares. Registered shareholders (Bear Creek Shares held in physical form or a direct registration system (“DRS”) advice) must complete, sign and return the letter of transmittal, along with their share certificate(s) or DRS advice(s), to Endeavor Trust Corporation, the depositary for the Arrangement. Non-registered shareholders (Bear Creek Shares held with a broker, bank or other intermediary) should contact their intermediaries for instructions and assistance in receiving the Consideration for such Bear Creek Shares. The letter of transmittal is available at https://bearcreekmining.com/investors/shareholder-meetings/ or under Bear Creek’s profile on SEDAR+ (www.sedarplus.ca).

Early Warning Disclosure – Highlander

Pursuant to the requirements of National Instrument 62-104 – Take-Over Bids and Issuer Bids and National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, Highlander Silver will file an early warning report (the “Early Warning Report”) in accordance with applicable securities laws, a copy of which will be made available on Highlander Silver’s issuer profile on SEDAR+ at www.sedarplus.ca. Further information and a copy of the Early Warning Report may also be obtained by contacting Highlander Silver at the contact information below. The head office of Highlander Silver is located at 100 King Street West, Suite 2500, Toronto, Ontario M5X 1A9.

Immediately prior to closing of the Arrangement, Highlander Silver held 50,000,000 Bear Creek Shares, representing approximately 13.95% of the outstanding Bear Creek Shares immediately prior to closing of the Arrangement. Pursuant to the Arrangement, Highlander Silver acquired an aggregate of 308,302,938 Bear Creek Shares, thereby increasing its holdings of Bear Creek Shares to 100%. Upon completion of the Arrangement, Bear Creek became a wholly-owned subsidiary of Highlander Silver. In exchange for the Bear Creek Shares, Highlander Silver issued 0.1175 Highlander Shares to holders of Bear Creek Shares for each Bear Creek Share held, for aggregate consideration of 36,225,457 Highlander Shares.

Highlander Silver acquired the Bear Creek Shares pursuant to the Arrangement and intends for Bear Creek to cease to be a reporting issuer in all jurisdictions of Canada and remain a wholly-owned subsidiary of Highlander Silver.

Early Warning Disclosure – Royal Gold

Immediately prior to the completion of the Arrangement, Royal Gold beneficially owned, directly or indirectly, or exercised control or direction over 58,381,399 Bear Creek Shares, representing approximately 16.29% of the issued and outstanding Bear Creek Shares (on a non-diluted basis). As a result of completion of the Arrangement, Bear Creek became a wholly-owned subsidiary of Highlander, and pursuant thereto, Royal Gold exchanged its Bear Creek Shares for such number of Highlander Shares as is equal to approximately 3.37% of the issued and outstanding Highlander Shares (on a non-diluted basis).

Royal Gold will be filing an early warning report (the “Royal Gold Early Warning Report”) in accordance with applicable securities laws, a copy of which will be made available on the issuer profiles of both Royal Gold and Bear Creek, respectively, on SEDAR+ at www.sedarplus.ca. Further information and a copy of the Royal Gold Early Warning Report may also be obtained by contacting Highlander Silver at the contact information below. The head office of Highlander Silver is located at 100 King Street West, Suite 2500, Toronto, Ontario M5X 1A9.

About Highlander Silver

Highlander Silver is primarily focused on advancing the bonanza grade San Luis gold-silver project that is located adjacent to the past-producing Pierina mine in Central Peru. San Luis hosts Indicated Mineral Resources of 356 koz Au at 24.4 g/t Au and 8.4 Moz Ag at 579 g/t Ag and ranks among the 10 highest grade projects globally in both gold and silver categories.[1] Highlander Silver’s significant shareholders include the Augusta Group, which boasts an exceptional track record of value creation totaling over $4.5 billion in exit transactions, and strategic shareholders, the Lundin family and Eric Sprott.

Information contact

Highlander Silver

Arun Lamba, Vice President Corporate Development

Email: alamba@highlandersilver.com

Scientific and Technical Information

Scientific and technical information in the news release relating to the San Luis Project are taken from the technical report entitled, “Technical Report on the San Luis Property” dated January 15, 2025, prepared by independent “qualified person” (as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects), Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng, and available on Highlander Silver’s SEDAR+ profile at www.sedarplus.ca.

Forward-looking statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.

[1]	S&P Global rankings including the San Luis gold-silver project.

In this news release, forward-looking statements relate to, among other things, statements regarding: the completion of the Delisting and the timing thereof; the submission of the cease to be a reporting issuer application by Bear Creek; the filing of the Early Warning Report and the Royal Gold Early Warning Report; the intention for Bear Creek to remain a wholly-owned subsidiary of Highlander Silver; and the exploration potential of the Mercedes mine. These forward-looking statements are no guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements.

In respect of the forward-looking statements, Highlander Silver and Bear Creek have relied on certain assumptions that they believe are reasonable at this time, including, but not limited to, assumptions concerning Highlander Silver, Bear Creek and the Arrangement, including the anticipated benefits therefrom. Events or circumstances may cause actual results to differ materially from those predicted as a result of numerous known and unknown risks, uncertainties, and other factors.

Risks and uncertainties that may cause such differences include but are not limited to: the possibility that the Bear Creek Shares will not be delisted from the TSX Venture Exchange, the OTCQX or the BVL exchange within the timing currently contemplated or at all; that Bear Creek’s application for an order to cease to be a reporting issuer (or equivalent) in each of the provinces and territories of Canada may not be accepted or may be delayed; and such other risk factors identified under the “Risk Factors” section in the Circular, a copy of which is available under Bear Creek’s issuer profile on SEDAR+ at www.sedarplus.ca. These factors are not intended to represent a complete list of the factors that could affect Highlander Silver and Bear Creek. However, such risk factors should be considered carefully. There can be no assurances that such estimates and assumptions will prove to be correct. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Each of Highlander Silver and Bear Creek is under no obligation (and expressly disclaims any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information in this release is qualified by the cautionary statements herein.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

4